GRASIM

ADITYA BIRLA GROUP

RECEIVED
2008 JUN 25 A 9: -1

June 10, 2008

BY AIR MAIL

Securities & Exchange Commissio
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

08003392

SUPPL

Dear Sir,

Re: Notice pursuant to Clause 36 (7) of the Listing Agreement

This is to inform you that, at the meeting of the Board of Directors of the Company (**"Board"**) held on June 10, 2008, the Board has approved the transfer/ sale of its sponge iron manufacturing unit called "Vikram Ispat", situated at Village Salav, District Raigad, Maharashtra (**"Business Undertaking"**) to a subsidiary of the Company to be formed (**"Subsidiary"**), by way of "slump sale" pursuant to a Court sanctioned scheme of arrangement under Sections 391-394 of the Companies Act, 1956 for a consideration of Rs.1,030 Crores to be paid in cash by the Subsidiary to the Company.

The necessary funds for payment of the cash consideration by the Subsidiary to the Company (Grasim) will be infused in the Subsidiary by Welspun Power and Steel Limited, having its registered office at Village Versamedi, District Kutch, Gujarat (**"Welspun"**) by a combination of equity and debt. Consequent to infusion of funds in the Subsidiary by Welspun and payment of consideration by the Subsidiary to the Company (Grasim), the Business Undertaking of Vikram Ispat will get transferred to Welspun.

The transaction is expected to be completed within the next six months. A copy of the Press Release being issued by the Company is enclosed.

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Authorised Signatory

encl.: as above

PROCESSED
JUN 26 2008
THOMSON REUTERS

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

PRESS RELEASE

Mumbai, June 10, 2008

GRASIM TO HIVE OFF ITS SPONGE IRON BUSINESS

Grasim Industries Ltd., a flagship Company of the Aditya Birla Group, today announced the hiving off of its Sponge Iron Business by way of a slump sale for a purchase consideration of Rs.1,030 crores. The transaction was approved by the Board of Directors of Grasim at its meeting held today.

Under a court approved Scheme of Arrangement, Grasim would transfer its Vikram Ispat undertaking (Sponge Iron Business) into a new special purpose vehicle (SPV), to be formed as a subsidiary company of Grasim for this purpose, which would be funded by Welspun Power and Steel Limited ("Welspun"), through equity investment and induction of debt to acquire the SPV and Sponge Iron Business. The SPV will use the funds so inducted by Welspun to make the payment of consideration to Grasim.

The transaction is expected to be completed within the next 6 months.

The Sponge Iron Business is run under the name of Vikram Ispat. Commissioned in 1993, Vikram Ispat operates as a division of Grasim. The plant is situated in the Raigad district of Maharashtra. Vikram Ispat generated a sales turnover of Rs.950 crores during the financial year ended 31st March, 2008.

Welspun is a closely held unlisted company having its registered office in Gujarat. It manufactures sponge iron at its plant situated at Anjar, Gujarat.

-o-O-o-

Grasim Industries Limited
Regd. Office: Birlagram, Nagda – 456 331 (M.P.)
Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com & www.adityabirla.com

END